UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

756764106

(CUSIP Number)

ELENA PILIPTCHAK

OURAY CAPITAL MANAGEMENT, LLC

1370 Avenue of the Americas, 24th Floor

New York, New York 10019

(212) 554-5043

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Select, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		301,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

301,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Partners International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		281,822
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

281,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Nahal Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		632,629
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

632,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

632,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		934,463
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

934,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

934,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,216,285
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,216,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,216,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Elena Piliptchak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,216,285
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,216,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,216,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 756764106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Ouray Select, Ouray International and Nahal Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 301,834 Shares beneficially owned by Ouray Select is approximately $2,870,441, including brokerage commissions. The aggregate purchase price of the 281,822 Shares beneficially owned by Ouray International is approximately $2,533,580, including brokerage commissions. The aggregate purchase price of the 632,629 Shares beneficially owned by Nahal Partners is approximately $6,762,804, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 25,117,263 Shares outstanding as of July 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019.

As of the close of business on November 8, 2019, Ouray Select beneficially owned 301,834 Shares, constituting approximately 1.2% of the Shares outstanding.

As of the close of business on November 8, 2019, Ouray International beneficially owned 281,822 Shares, constituting approximately 1.1% of the Shares outstanding.

As of the close of business on November 8, 2019, Nahal Partners beneficially owned 632,629 Shares, constituting approximately 2.5% of the Shares outstanding.

Ouray Fund Management, as the general partner of each of Ouray Select and Nahal Partners, may be deemed to beneficially own the 934,463 Shares owned in the aggregate by Ouray Select and Nahal Partners, constituting approximately 3.7% of the Shares outstanding. Ouray Capital, as the investment manager of each of Ouray Select, Ouray International and Nahal Partners, may be deemed to beneficially own the 1,216,285 Shares owned in the aggregate by Ouray Select, Ouray International and Nahal Partners, constituting approximately 4.8% of the Shares outstanding. Ms. Piliptchak, as the Managing Member of each of Ouray Fund Management and Ouray Capital, may be deemed to beneficially own the 1,216,285 Shares owned in the aggregate by Ouray Select, Ouray International and Nahal Partners, constituting approximately 4.8% of the Shares outstanding.

8

CUSIP No. 756764106

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that she or it does not directly own.

(b)       By virtue of their respective relationships with Ouray Select, each of Ouray Fund Management, Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Ouray Select.

By virtue of their respective relationships with Ouray International, each of Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Ouray International.

By virtue of their respective relationships with Nahal Partners, each of Ouray Fund Management, Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Nahal Partners.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of November 8, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

9

CUSIP No. 756764106

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019

Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Nahal Partners, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak

10

CUSIP No. 756764106

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

OURAY SELECT, LP

Sale of Common Stock	(114,411)	2.8686*	11/08/2019

OURAY PARTNERS INTERNATIONAL LTD.

Sale of Common Stock	(114,000)	2.8686*	11/08/2019

NAHAL PARTNERS, LP

Sale of Common Stock	(150,000)	2.8686*	11/08/2019

* The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $2.8000 to $3.2000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.